Exhibit 5

Annex I(C)

Unaudited* Special-Purpose Unconsolidated Financial Statements of Nortel as of December 31, 2016.

* The special-purpose unconsolidated financial statements attached hereto were prepared to comply with local Argentine laws and thus, were subject to an audit performed under International Standards on Auditing (ISAs). Such financial statements were not audited under PCAOB or US GAAS.

NORTEL INVERSORA S.A. (Absorbed company)

SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

INDEX

Special unconsolidated statement of financial position
Notes to the Special-purpose unconsolidated financial statements

Av. Alicia Moreau de Justo 50 — 13th Floor — Autonomous City of Buenos Aires

SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

Main activity of the Company: Investment

Date of registration in the IGJ:

Of the bylaws: October 31, 1990

Of the last amendment: November 12, 2010

Number of registration in the IGJ: 8025 - Book 108 - Tome A of Corporations

Date of expiration of the bylaws: October 31, 2089

Information on the controlling company in Note 5.a)

CAPITAL STOCK

AS OF DECEMBER 31, 2016

(in Argentine pesos)

Type of shares	Registered, subscribed and fully paid
5,330,400 Ordinary shares of $10 argentine peso of nominal value each and entitled to one vote each:	53,304,000

1,470,455 Class “B” Preferred shares of $10 argentine peso of nominal value each:	14,704,550

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SPECIAL UNCONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016

(In millions of Argentine pesos)

ASSETS
Current assets
Cash and cash equivalents	57
Other receivables	1
Total current assets	58
Non-Current assets
Other receivables	2
Investments	10,752
Total non-current assets	10,754
TOTAL ASSETS	10,812
LIABILITIES
Current liabilities
Trade payables	2
Salaries and social security payables	1
Income tax payables	3
Other liabilities	7
Total current liabilities	13
Non Current liabilities
Deferred income tax liabilities	2
Total non-current liabilities	2
TOTAL LIABILITIES	15
EQUITY
Capital stock	68
Inflation adjustment of capital stock	108
Share issue premiums	15
Subsidiary’s treasury shares acquisition effect	(155)
Legal reserve	180
Special reserve for IFRS implementation	204
Voluntary reserve for future dividends payments	8,339
Other comprehensive results	386
Retained earnings	1,652
TOTAL EQUITY	10,797
TOTAL LIABILITIES AND EQUITY	10,812

The accompanying notes are an integral part of this special unconsolidated statement of financial position.

Information on the main accounts is given in Note 3 to this special unconsolidated statement of financial position.

Baruki González
Chairman of the Board of Directors

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NOTES TO THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

(In millions of Argentine pesos or otherwise expressly indicated)

INDEX

Note		Page

	Glossary of terms	4

1	Purpose of the special-purpose unconsolidated financial statements	5

2	Basis of preparation of the special-purpose unconsolidated financial statements and significant accounting policies	5

3	Breakdown of the main accounts of the special-purpose unconsolidated financial statements as of December 31, 2016	7

4	Encumbered assets and other commitments	8

5	Equity	9

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GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these special-purpose unconsolidated financial statements.

Company or Nortel: Nortel Inversora S.A.

Sofora: Sofora Telecomunicaciones S.A.

Telecom Argentina: Telecom Argentina S.A.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

ENACOM: the Regulatory Authority, the National Communications Agency.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech:  Fintech Telecom LLC, Sofora’s controlling company.

IASB:  International Accounting Standards Board.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NYSE: New York Stock Exchange.

Personal or Telecom Personal: Telecom Personal S.A.

PP&E:  Property, plant and equipment.

RT 26: Technical Resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

WAI: means W de Argentina - Inversiones S.A.

Participating Companies: Sofora, Telecom Personal, Nortel and Telecom Argentina, all of them together.

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NOTE 1 — PURPOSE OF THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS

On March 17, 2017 the Company was notified of the intention of Sofora’s shareholders, controlling company of Nortel, that the Boards of Directors of the Company shall evaluate a corporate reorganization (“the Reorganization”) among Sofora, Nortel and Telecom Personal (“the Absorbed companies”) and Telecom Argentina as the continuing company (“the Surviving company”). The purpose of the Reorganization is to simplify the corporate structure of Telecom Argentina in line with international standards and market practices.

The Reorganization shall be effective as of 12 am of the day in which the Presidents of the Board of Directors of the Participating Companies (hereinafter, the “Reorganization Effectiveness Date”), execute a minute of transfer of operations recording that: (i) Telecom Argentina has set up its technical-operational systems to assume Telecom Personal, Nortel and Sofora’s operations and activities; and (ii) as of the Reorganization Effectiveness Date the transfer of the operations and activities of the Absorbed companies into Telecom Argentina is perfected because the following conditions to which the Reorganization is subject (the ENACOM’s authorizations, the WAI’s Sofora shares subject to amortization have been fully amortized and the final reorganization agreement has been executed, among others), have been complied with; as from that date the transfer of all the assets and liabilities of the Absorbed companies to the Surviving Company will be effective, causing the Surviving company to acquire ownership of all rights and assume all obligations and liabilities of any nature of the Absorbed companies, all subject to the corporate approvals required under the applicable regulations and the registration of the merger and dissolution without liquidation of the Absorbed companies before the IGJ.

Meanwhile, the Absorbed companies and Telecom Argentina are performing all the necessary procedures before the regulatory and administrative entities and stock exchanges and markets of the country and abroad (CNV, BCBA, Merval, ENACOM and any governmental or other entity), necessary to carry out and perfect the Reorganization.

Notwithstanding this, Telecom Argentina and the Absorbed companies agree to continue with the ordinary course of their business and agree neither to establish limitations on the administration of their respective activities nor to establish guarantees for compliance with the normal development thereof until the Reorganization is perfected.

The Participating Companies agree on a corporate reorganization through a merger by absorption of Sofora, Nortel and Telecom Personal, as Absorbed companies, into Telecom Argentina, as Surviving company, pursuant to the terms of Sections 82 and 83 of the LGS, and within the tax framework provided by Sections 77 et seq. of Law No. 20,628 of Income Tax, as amended and complemented, the CNV Regulations, the BCBA Regulations, the IGJ Regulations and other regulations applicable.

So, these special-purpose unconsolidated financial statements as of December 31, 2016 have been prepared with the only purpose of the Reorganization abovementioned.

NOTE 2 — BASIS OF PREPARATION OF THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)             Basis of preparation

These special-purpose unconsolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended and adopted by the CPCECABA), as required by the CNV.

Given its specific purpose described in Note 1, these special-purpose unconsolidated financial statements do not include the following statements: the special income statement, the special statement of changes in equity, the special statement of cash flows or the notes and other information required by IFRS.

These special-purpose unconsolidated financial statements are a free translation from the original special-purpose unconsolidated financial statements issued in Spanish and filed to the CNV in Argentina and contain the same information to the original version.

These special-purpose unconsolidated financial statements are presented in millions of pesos, so the accounting balances have been rounded. The effect of the aforementioned rounding is non-material for the special-purpose unconsolidated financial statements taken as a whole.

The preparation of these special-purpose unconsolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These special-purpose unconsolidated financial statements have been prepared on a going concern basis as there is a reasonable expectation that Nortel, or through Telecom Argentina as Surviving company after the Reorganization, will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

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These special-purpose unconsolidated financial statements as of December 31, 2016 were approved by resolution of the Board of Directors’ meeting held on March 31, 2017.

b)             Significant accounting policies

The following are the significant accounting policies used in the preparation of these special-purpose unconsolidated financial statements:

1)             Foreign currency balances

At year-end exchange rate.

2)             Financial instruments

2.1) Financial assets

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a) the entity’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS 9 provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Investments in other short-term investments are carried at fair value.

2.2) Financial liabilities

Financial liabilities comprise trade payables, salaries and social security payables and other liabilities.

Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

3)             Taxes payables

The Company is subject to different taxes and levies such as tax on deposits to and withdrawals from bank accounts, turnover taxes and income taxes.

- Turnover tax

The Company is subject to a tax levied on financial income.

- Income taxes

The Company records income taxes in accordance with IAS 12.

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Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The statutory income tax rate in Argentina is 35%.

4)             Non-current investments

The equity interest in controlled companies is valued at the equity method net of results not transferred to third parties, determined on the basis of year-end financial statements and prepared with similar accounting policies as those used in the preparation of these special-purpose unconsolidated financial statements.

The Management of the Company has not been aware of facts that could change the financial position or results of subsidiaries as of December 31, 2016 as from the date of approval of their financial statements, which have a significant impact on the valuation of the investments at that date.

5)             Telecom Argentina’s Treasury Shares Acquisition

In connection with the Telecom Argentina’s Treasury Shares Acquisition Process, Telecom Argentina has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by Telecom Argentina must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

Effect of Telecom Argentina’s Acquisition of Treasury Shares in the Company

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

On May 22, 2013, Telecom Argentina’s Board of Directors approved the terms and conditions of Telecom Argentina’s Treasury Shares Acquisition Process. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. In accordance with IFRS, the economic rights of an investor in a company that holds treasury shares must be calculated taking into account the amount of shares held by such investor against the aggregate amount of outstanding shares of the subsidiary/associate. As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina as of December 31, 2014.

As of December 31, 2013, Telecom Argentina had acquired 15,221,373 treasury shares, which were carried at their transaction cost of $461, reducing its equity in such amount. This accounting treatment has caused a reduction of Nortel’s investment in Telecom Argentina and a reduction of its equity of $155, which is disclosed in the Equity as “Subsidiary’s treasury shares acquisition effect”.

NOTE 3 — BREAKDOWN OF THE MAIN ACCOUNTS OF THE SPECIAL-PURPOSE UNCONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

CURRENT ASSETS
a) Cash and cash equivalents

Cash and banks	7
Other short-term investments	50
57

b) Other receivables

Prepaid expenses	1
1

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NON CURRENT ASSETS
c) Other receivables

Tax on personal property — on behalf of Shareholders	13
Tax credits	17
Prepaid expenses	2
32
Allowance for tax on personal property	(13)
Allowance for tax credits	(17)
2

d) Investments

Telecom Argentina	10,751
Telecom Personal	1
10,752

CURRENT LIABILITIES
e) Trade payables

For services	2
2

f) Salaries and social security payables

Vacation and bonuses	1
1

g) Income tax payables

Income tax payables	11
Payments in advance of income taxes	(8)
3

h) Other liabilities

Compensation for directors and members of the Supervisory Committee	7
7

NON CURRENT LIABILITIES
i) Deferred income tax liabilities

Investments	2
2

NOTE 4 - ENCUMBERED ASSETS AND OTHER COMMITMENTS

Pursuant to the terms and conditions for Class “B” preferred shares, the Company may not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding.

The Bidding Terms and Conditions for the privatization of the telecommunication service created obligations for both the Company and Telecom Argentina, non-fulfillment of which could in some cases lead to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the Regulatory Authority, which would proceed to sell the shares by public auction. Such obligations, among others, are as follows:

a)           not to reduce its participation in Telecom Argentina to less than 51% of the share capital without the authorization of the Regulatory Authority, which could lead to the subsidiary’s license being revoked; and

b)            not to reduce the participation of the holders of common stock in the Company to less than 51% of the share capital with voting rights, without the authorization of the Regulatory Authority.

At the moment, all shares of common stock of Nortel belong to Sofora.

The Decree of Need and Urgency (“Decreto de Necesidad y Urgencia”) No. 267/2015 amended the requirement of prior authorization for changes of control included in the LAD, replacing it for a new set of rules in which the transfers of licenses and of shareholdings of licensee companies that imply a loss of control are deemed to have been made ad referendum of the ENACOM approval, must be notified to the Regulatory Authority within 30 business days of their closing and will be deemed tacitly approved if they have not been expressly rejected within 90 business days of such notification.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Bidding Terms and Conditions, excluding sub-sections h) and n).

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NOTE 5 — EQUITY

The Company has implemented a mechanism that allows Class “B” Preferred Shares to be traded in the United States of America and in other markets through ADSs.

The Class “B” Preferred Shares and the ADSs have been registered with the SEC and, as from June 16, 1997, the ADSs are listed on the NYSE. The ADSs are also listed on the Luxemburg Stock Exchange since 1992.

(a) The Company’s capital stock

On September 9, 2003 Nortel took note of the agreement reached by the France Telecom Group with W de Argentina - Inversiones S.A. for the sale of their interest in the Company. In December 2003, the France Telecom Group and the Telecom Italia Group transferred their interests in Nortel to a new company called Sofora, while France Telecom Group sold its entire stake in Sofora to W de Argentina - Inversiones S.A.

Thus, all shares of common stock of Nortel belong to Sofora. As of December 31, 2016, these shares represent 78.38% of Nortel capital stock.

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez (a member of Telecom Argentina’s Board of Directors). Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

On March 17, 2017, within the framework of the Reorganization described in Note 1, Sofora´s shareholders have agreed to the total amortization of the 32% of WAI´s equity interest in Sofora. Once this amortization has been perfected, Fintech Telecom LLC will control 100% of Sofora’s capital stock, consolidating all of Sofora´s economic and corporate rights.

(b) Class “B” preferred shares

Class “B” preferred shares are subject to Argentine laws and to the jurisdiction of the City of Buenos Aires commercial courts.

The Terms of Issuance of Class “B” preferred shares provide that:

a)             Class “B” preferred shares are not redeemable.

b)             A non cumulative dividend equivalent to a percentage (49.46%) of Nortel’s profits legally available for distribution. On April 25, 1997, an Extraordinary Shareholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7,388. Before the total cancellation of the Class “A” preferred shares, which took place on June 14, 2012, the non-cumulative dividend corresponding to the Class “B” preferred shares was subject to the previous dividend and redemption payments on the Class “A” preferred shares.

c)              Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in Section 9 of the Terms of Issuance. If such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with the shares of common stock; except for those matters relating to the election of Directors, in which case the holders of Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, pursuant to Section 15 of Nortel’s Bylaws, Class “B” preferred shares’ right to vote shall cease upon the disappearance of the circumstances that triggered such right.

d)             Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock of Nortel.

Nortel agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become liable or responsible for the payment of any debt excluding accounts payable resulting from the ordinary course of business, if as a result of doing so Telecom Argentina’s ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine accounting standards, exceeds 1.75:1.

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As from September 13, 2002, since Telecom Argentina had exceeded its ratio of total liabilities to Shareholders’ equity of 1.75:1 (as provided in paragraph “F”, Section 9 of the conditions of issuance of the Class “B” preferred shares), the holders of Class “B” preferred shares acquired the right to vote, pursuant to the terms and conditions of issuance applicable to Class “B” preferred shares.

Because, pursuant to the unconsolidated financial statements of Telecom Argentina as of December 31, 2006 Telecom Argentina’s ratio of total liabilities to Shareholders’ equity ceased to exceed 1.75:1, as from the date of approval of such financial statements, the right to vote of the holders of Class “B” preferred shares was terminated.

Nortel was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of Nortel’s Class “B” preferred shares.

Baruki González
Chairman of the Board of Directors

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